As filed with the Securities and Exchange Commission on September 4, 2026	Registration No. 333-291898

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 _______________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

____________

AXIA ENERGIA S.A.

(Exact name of issuer of deposited securities as specified in its charter)

____________

N/A

(Translation of issuer’s name into English)

____________

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

 _______________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

____________

388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

____________

Corporation Service Company

19 West 44th Street, Suite 200,

New York, NY 10036

(800) 927 9801

(Address, including zip code, and telephone number, including area code, of agent for service)

 _______________________________

Copies to:

David S. Bakst, Esq. Elizabeth C. Walsh, Esq. Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020 (212) 506-2275	Herman H. Raspé, Esq. Jean-Claude Lanza, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 (212) 336-2000

 _______________________________

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing.

☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

 _______________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) Preferred Class C Share, no par value, of AXIA Energia S.A. (the “Company”)	N/A	N/A	N/A	N/A

*	Each unit represents 100 ADSs.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipt and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (14); Reverse of Receipt - Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

Item Number and Caption	Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (11).

Item 2.		AVAILABLE INFORMATION	Face of Receipt - Paragraph (14).

The Company has in the past been subject to the periodic reporting requirements of the Exchange Act, and has filed certain reports with, and submitted certain information to, the United States Securities and Exchange Commission (the “Commission”), which reports can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company has filed a Form 15F (“Form 15F”) with the Commission to terminate the registration of its securities under the Exchange Act and its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act. Upon filing of Form 15F, the Company’s obligation under the Exchange Act to file or submit reports required under Sections 13(a) or 15(d) of the Exchange Act was suspended. Upon effectiveness of Form 15F, the Company’s duty to file or submit reports under Sections 13(a) and 15(d) of the Exchange Act will terminate. Pursuant to Rule 12g3-2(b)(1) promulgated under the Exchange Act, the Company is exempt from the reporting obligations of the Exchange Act. In order to satisfy the conditions of Rule 12g3-2(b) and to maintain the exemption from registration, the Company publishes in English the information contemplated in Rule 12g3-2(b)(2)(i) under the Exchange Act on its internet website (https://axia.com.br/en/) or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The information so published by the Company cannot be retrieved from the Commission’s internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission. If the Form 15F does not become effective, the Company will again be subject to the periodic reporting requirements of the Exchange Act and will be required to file with the Commission, and submit to the Commission, certain reports that can be retrieved from the Commission’s internet website at www.sec.gov, and can be inspected and copied at the public reference facilities maintained by the Commission.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i)	Form of Amendment No. 1 to Deposit Agreement, by and among AXIA Energia S.A. (the “Company”) and Citibank, N.A., as depositary (the “Depositary”). ___ Filed herewith as Exhibit (a)(i).

(a)(ii)	Deposit Agreement, dated as of December 26, 2025, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). ___ Filed herewith as Exhibit (a)(ii).

(b)(i)	Letter Agreement, dated August 14, 2026, by and between the Depositary and the Company. ___ Filed herewith as Exhibit (b)(i).

(b)(ii)	Letter Agreement, dated June 23, 2026, by and between the Depositary and the Company. ___ Filed herewith as Exhibit (b)(ii).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Previously filed as Exhibit (d) to Registration Statement on Form F-6 (Reg. No. 333-291898) with the Commission on December 2, 2025, and incorporated herein by reference.

(e)	Certificate under Rule 466. ___ None.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages to Registration Statement on Form F-6 (Reg. No. 333-291898) filed with the Commission on December 2, 2025, and incorporated herein by reference.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of December 26, 2025, by and among AXIA Energia S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of September, 2026.

Legal entity created by the Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) Preferred Class C Share of AXIA Energia S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Joseph Connor
Name: Joseph Connor
Title: Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, AXIA Energia S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Rio de Janeiro, Brazil, on September 4, 2026.

AXIA Energia S.A.

By:	/s/ Ivan Souza Monteiro
Name: Ivan Souza Monteiro
Title: Chief Executive Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, each of Ivan Souza Monteiro and Eduardo Haiama to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 4, 2026.

Signature	Title

/s/ Ivan Souza Monteiro	Chief Executive Officer
Ivan Souza Monteiro

/s/ Eduardo Haiama	Executive Vice-President of Finance and Investor Relations
Eduardo Haiama

/s/ Vicente Falconi Campos	Chairman of the Board of Directors
Vicente Falconi Campos

/s/ Carlos Márcio Ferreira	Member of the Board of Directors
Carlos Márcio Ferreira

/s/ Felipe Villela Dias	Member of the Board of Directors
Felipe Villela Dias

Member of the Board of Directors
José João Abdalla Filho

/s/ Marisete Fátima Dadald Pereira	Member of the Board of Directors
Marisete Fátima Dadald Pereira

Signature	Title

/s/ Pedro Batista de Lima Filho	Member of the Board of Directors
Pedro Batista de Lima Filho

/s/ Ana Silvia Corso Matte	Member of the Board of Directors
Ana Silvia Corso Matte

Member of the Board of Directors
Maurício Tiomno Tolmasquim

Member of the Board of Directors
Nelson José Hubner Moreira

Member of the Board of Directors
Silas Rondeau Cavalcante Silva

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 in the city of New York, New York on September 4, 2026.

Corporation Service Company Authorized U.S. Representative

By:	/s/ Shyla Hill
Name:	Shyla Hill
Title:	Service of Process Officer

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 Deposit Agreement

(a)(ii)	Deposit Agreement

(b)(i)	Letter Agreement, dated August 14, 2026

(b)(ii)	Letter Agreement, dated June 23, 2026

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